

Mail Stop 3720                                                                May 23, 2006

**Via U.S. Mail and Fax (44) 1256 75 3508**

Jacques Kerrest
Chief Financial Officer
NTL Incorporated
909 Third Avenue, Suite 2863
New York, NY 10022

> **Re:     NTL Incorporated**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 1, 2006**
>
> **Form 10-QSB for fiscal quarter ended March 31, 2005**
>
> **File No. 0-22616**

Dear Mr. Kerrest:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                                Sincerely,
                                                /s/ Terry French
                                                for Larry Spirgel
                                                Assistant Director